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                           January 25, 2022

       William Santana Li
       Chief Executive Officer
       Knightscope, Inc.
       1070 Terra Bella Avenue
       Mountain View, CA 94043

                                                        Re: Knightscope, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed on January
21, 2022
                                                            File No. 024-11680

       Dear Mr. Li:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Bradley
Ecker at (202)-551-4985 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing